UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

Enphase Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29355A107

(CUSIP Number)

November 4, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107		13G

1	Names of Reporting Persons South Lake One, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,148,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 12,148,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,148,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.93%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Isidoro Quiroga Moreno

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,148,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 12,148,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,148,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.93%

12	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Inversiones El Aromo Limitada

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,148,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 12,148,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,148,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.93%

12	Type of Reporting Person (See Instructions) FI, HC

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Asesorías e Inversiones Benjamín S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) FI, HC

Item 1.
(a)	Name of Issuer: Enphase Energy, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 47281 Bayside Parkway, Fremont, CA 94538

Item 2.
(a)

Name of Person Filing:
This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (i) South Lake One, LLC (“South Lake”), (ii) Isidoro Quiroga Moreno (“Quiroga”), (iii) Inversiones El Aromo Limitada (“El Aromo”), and (iv) Asesorías e Inversiones Benjamín S.A. (“Benjamin”).

This statement amends Amendment No. 2 to Schedule 13G filed by Inversiones Kinacu Limitada (“Kinacu”), Quiroga, El Aromo and Benjamin with the Securities and Exchange Commission (“Commission”) on September 6, 2019 (the “Prior Statement”), to disclose the change in the ownership structure of the 5,786,571 shares of the Issuer’s Common Stock previously held directly by Kinacu as disclosed in the Prior Statement and the 1,000,000 shares of the Issuer’s Common Stock previously held directly by Benjamin as disclosed in the Prior Statement, resulting in South Lake having direct and indirect ownership of over 5% of the Issuer’s Common Stock and Benjamin having direct and indirect ownership of less than 5% of the Issuer’s Common Stock.

Quiroga directly owns approximately 71% of the issued and outstanding capital stock of El Aromo. El Aromo directly or indirectly controls (as a general partner with the power to manage) South Lake, direct owner of 11,548,476 shares of the Issuer’s Common Stock.

Kinacu, an indirect subsidiary of El Aromo previously owned 5,786,571 shares of the Issuer’s Common Stock as reported on the Prior Statement, equivalent to approximately 4.7% of the Issuer’s Common Stock as of the date of the Prior Statement’s filing. Approximately 89% of the issued and outstanding capital stock of Kinacu is directly owned by Junior Investment Company, a corporation organized under the laws of the Cayman Island (“JIC”) and approximately 11% of the issued and outstanding capital stock of Kinacu is directly owned by Quiroga. JIC is a wholly owned subsidiary of Benjamin, which previously directly owned 1,000,000 shares of the Issuer’s Common Stock as of the date of the Prior Statement’s filing. Approximately 100% of the issued and outstanding capital stock of Benjamin is directly owned by El Aromo.

On November 4, 2019, Kinacu transferred all of its directly held 5,786,571 shares of the Issuer’s Common Stock to South Lake and on November 11, 2019, Benjamin entered into an agreement to transfer all of its directly held 1,000,000 shares of the Issuer’s Common Stock to South Lake (collectively, the “Share Transfers”), increasing South Lake’s direct ownership of the Issuer’s Common Stock to 12,148,476 shares, representing approximately 9.93% of the Issuer Common Stock.

South Lake is wholly owned by South Cone Investments Limited Partnership, a Canadian limited partnership (“South Cone”), which is controlled by its general partner El Aromo, which is controlled by Isidoro Quiroga Moreno as described above.

As a result of the Share Transfers changing the ownership structure of the shares of Common Stock of the Issuer previously held by Kinacu and Benjamin, increasing South Lake’s beneficial ownership of the Issuer’s Common Stock to over 5% and decreasing Benjamin’s beneficial ownership of the Issuer’s Common Stock to less than 5%, the Reporting Persons are jointly filing this statement.

(b)

Address of Principal Business Office or, if none, Residence:
The principal business address of South Lake is:

250 West 55th Street, New York, New York

The principal business address of each other Reporting Person is:

5711 Pdte. Riesco, office No. 1602

Las Condes, Santiago

Chile

(c)	Citizenship: South Lake One, LLC is organized under the laws of the State of Delaware. Each other Reporting Person is organized under the laws of Chile, or a resident of Chile.
(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share.
(e)	CUSIP Number: 29355A107

Item 3.

Not applicable.

Item 4.                                                         Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover pages for each Reporting Person and is incorporated herein by reference.

South Lake owns 12,148,476 shares of Common Stock of the Issuer. South Lake is wholly owned by South Cone, which is controlled by its general partner El Aromo, which is controlled by Quiroga as described above.

Item 5.                                                         Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

One of the Reporting Persons, Benjamin, is filing this statement to report that it has ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group:

Not applicable.

Item 9.                                                         Notice of Dissolution of Group:

Not applicable.

Item 10.                                                  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 15, 2019

SOUTH LAKE ONE, LLC

By:	/s/ María Victoria Quiroga
Name: María Victoria Quiroga
Title: Authorized Representative

ISIDORO QUIROGA MORENO

By:	/s/ María Victoria Quiroga
Name: María Victoria Quiroga
Title: Attorney-in-fact

INVERSIONES EL AROMO LIMITADA

By:	/s/ Felipe Correa
Name: Felipe Correa
Title: General Counsel

ASESORÍAS E INVERSIONES BENJAMÍN S.A.

By:	/s/ Felipe Correa
Name: Felipe Correa
Title: General Counsel